Exhibit II

PRELIMINARY MERGER AGREEMENT

Between (i) YPF S.A. (“YPF” or “Absorbing Company”), with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, represented by Pablo Gerardo González, in his capacity as President; and

(ii) COMPAÑÍA DE INVERSIONES MINERAS S.A. (“CIMSA” or the “Absorbed Company”, and jointly with YPF, the “Parties” or the “Merging Companies”) with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, represented by Carlos Alberto Alfonsi, in his capacity as President, and;

WHEREAS:

(a) YPF is a corporation (sociedad anónima) duly organized and existing under the laws of the Argentine Republic, which By-Laws were registered on February 5, 1991 under number 404 of Book 108, Volume “A” of Corporations, with the Public Registry of Commerce (Registro Público de Comercio) for the Autonomous City of Buenos Aires, under the jurisdiction of the Inspection Board of Legal Entities (Inspección General de Justicia) of the Autonomous City of Buenos Aires, Argentine Republic (hereinafter, the “IGJ”); and which Amended By-Laws were registered on June 15, 1993 under number 5109 of Book 113, Volume “A” of Corporations, with the Public Registry of Commerce for the Autonomous City of Buenos Aires, under the jurisdiction of the IGJ;

(b) CIMSA is a corporation (sociedad anónima) duly organized and existing under the laws of the Argentine Republic, registered with the IGJ on October 25, 2013 under number 21323 of Book 66, Volume – of Joint Stock Companies (Sociedades por Acciones);

(c) The Parties have held negotiations aimed at the potential intercompany reorganization within the context of a merger by absorption pursuant to section 82 et seq. of the Argentine General Corporations Law (Ley General de Sociedades) No. 19,550, as amended (“LGS”, by its acronym in Spanish), and sections 80, 81 and related sections of the Profit tax Law No. 20,628 (“LIG, by its acronym in Spanish”), and sections 172 to 176 of its regulatory decree;

(d) The Parties consider the merger by absorption by YPF of CIMSA is convenient to centralize the business management of the companies under one single corporate organization, thereby obtaining operational and economic benefits related to the achievement of higher operating efficiency and effectiveness, enhanced use of available resources, and technical, administrative and financial structures, and the rationalization and reduction of associated costs.

The Parties agree to execute this Preliminary Merger Agreement, subject to approvals by the respective shareholders’ meetings and pursuant to section 82 and related sections of the LGS, the regulations of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Listing Regulations of Bolsas y Mercados Argentinos S.A. (“ByMA”), the regulations of the IGJ, and other applicable statutory and regulatory rules, and the following terms and conditions.

FIRST: The Parties have agreed to the merger by absorption of the Absorbed Company by the Absorbing Company by the absorption by YPF, as absorbing company, of the firm CIMSA, as Absorbed Company, whereby the Absorbed Company is dissolved without liquidation, in compliance with section 82 and related sections of the LGS, and sections 80, 81 et seq. of the LIG, and sections 172 to 179 of its regulatory decree (the “Merger”).

SECOND: Fort the purpose of deciding to carry out the Merger, the parties considered the operating advantages arising, among other things, from the supplementary and similar nature of their business activities and the centralization of their management, which will allow to simplify the corporate and administrative structure of the Parties, and also, to enhance their operations and businesses, with the purpose of achieving: (i) a reduction and rationalization of operating costs; (ii) an increase in efficiency; (iii) an increase in the general level of operations; and (iv) the enhancement of the technical, administrative and financial structures of the Parties.

THIRD: The Parties agree that, for all applicable accounting and tax purposes, the Merger shall have retroactive effects as of January 1, 2021 12 a.m. (the “Effective Date of Merger”).

FOURTH: As from the Effective Date of Merger, YPF shall take over the activities of the Absorbed Company.

As from the Effective Date of Merger and until final registration of the Merger with the applicable control authorities, the operations of the Absorbed Company shall be deemed to have been made in the name and on behalf of YPF. YPF shall take overall the assets and liabilities of the Absorbed Company.

FIFTH: The Merger is conducted on the basis of the values disclosed in (i) the individual financial statements of YPF ended December 31, 2020, which are taken as special merger balance sheets under the provisions of section 83 of the LGS; (ii) the financial statements of CIMSA ended December 31, 2020, which are taken as special merger balance sheets under the provisions of section 83 of the LGS (the documents indicated in (i) and (ii), jointly, hereinafter the “Special Merger Balance Sheets”), and (iii) the Consolidated Merger Annual Report (Estado de Situación Patrimonial Consolidado de Fusión) ended December 31, 2020 (the documents indicated in (i), (ii), and (iii) jointly, hereinafter the “Financial Statements”); which include, respectively, their accompanying Notes and Exhibits, the Auditor’s Report and the Supervisory Committee’s Report, attached hereto as Exhibit I. Notwithstanding the foregoing, should any competent authority or control agency require any amendment to the Financial Statements, and provided such modification relates to a formal or procedural matter, or to any other matter immaterial to the Merger, the Parties, through their representatives, shall be entitled to effect such amendment without the need to modify the Preliminary Merger Agreement.

SIXTH: The Financial Statements have been prepared by the management of the Parties based on consistent and identical valuation criteria, and have been signed by their respective legal representatives, and include the report of their respective Supervisory Committees or Statutory Auditors, as applicable and the Auditor’s Report, all of them certified by a Certified Public Accountant. These documents shall be made available to the shareholders of the Merging Companies in due time and manner, and shall be timely recorded in the applicable books.

SEVENTH: It is placed on record that the assets and liabilities of the Absorbed Company incorporated into YPF’s equity shall be effective as from the Effective Date of Merger, at the value thereof recorded in the Special Merger Balance Sheet attached hereto as Exhibit I.

Before the Extraordinary Shareholders’ Meetings are held (as such term is defined below), YPF shall acquire the number CIMSA shares allowing it to hold 100% of the outstanding shares of common stock of the Absorbed Company, as specified in Exhibit II. Therefore, YPF shall not increase its capital stock, no conversion ratio shall exist, and no new shares in YPF shall be issued to the shareholders of the Absorbed Company.

EIGHTH: The Parties agree that the By-Laws of YPF shall not be amended as a consequence of the Merger since YPF’s current corporate purpose allows it to undertake the activities of the Absorbed Company.

NINTH:

9.1. The Parties agree that no limitations shall be imposed on the management of the affairs of the Merging Companies, and that no warranty shall be granted from the Effective Date of Merger until the Merger is effectively registered with the applicable control authorities.

9.2. Notwithstanding the foregoing, the Absorbed Company shall not perform any act leading to a material change in its equity or outside the ordinary course of its business.

9.3. Controls aimed at preserving the operations of the Merging Companies shall be conducted through ordinary actions performed by their respective boards of directors. The directors of the Merging Companies will continue performing their duties with the purpose of aligning their business transactions, in compliance with the integration process already underway. From the date of the Definitive Merger Agreement –and unless otherwise required by the competent authorities- the management and the representation of CIMSA shall be performed by the Board of Directors and President of YPF, and the officers previously exercising such functions in the Absorbed Company shall cease in such roles (section 84, last paragraph of the LGS).

TENTH: This Preliminary Merger Agreement shall be filed with the CNV, YPF’s corporate control authority, and the IGJ, CIMSA’s corporate control authority, and shall be approved at the Extraordinary Shareholders’ Meetings to be held by each company with the quorum and majorities required by the applicable regulations applicable to each Party and their respective By-Laws (each a “Extraordinary Meeting” and jointly “Extraordinary Meetings”).

ELEVENTH:

11.1. The publication specified in section 83, subsection 3 of the LGS shall be timely made.

11.2. Should any creditor, as provided in the LGS, timely object to the merger, the Board of Directors of YPF shall be entitled to determine the way in which such creditor shall be paid out or offered a guarantee.

TWELFTH: The Parties ratify all the powers of attorney heretofore granted by them, which shall remain in force until their revocation or the registration of the dissolution by merger of CIMSA, whichever occurs first.

THIRTEENTH: The Parties acknowledge that this Preliminary Merger Agreement has been approved by Board of Directors of each Party, and is subject to its approval, and the approval of all its effects, by their respective Extraordinary Meetings. Should the Extraordinary Meeting of any of the Parties resolve not to approve this Preliminary Merger Agreement, it shall be null and void.

FOURTEENTH: All acts necessary for this Merger to become effective, including any administrative proceedings to comply with the statutory requirements for the approval of the resolutions passed at Extraordinary Meetings confirming the same, as the case may be, shall be performed by the members of the Board of Directors of each company or by any person appointed to such end at the Extraordinary Meetings of each company.

FIFTEENTH:

15.1. Upon compliance with the requirements mentioned in the above clauses, the Definitive Merger Agreement, in compliance with section 83, subsection 4 of the LGS, shall be executed by the representatives of the companies. In addition, such documentation may provide for the transfer of any asset subject to registration arising from the Merger.

15.2. The Definitive Merger Agreement shall be filed with the pertinent control authorities having jurisdiction over the Parties, and the corresponding registrations shall be made.

SIXTEENTH: All administrative expenses in connection with the Merger shall be exclusively borne by YPF, provided this Preliminary Merger Agreement has been approved by the respective Extraordinary Meetings. Otherwise, such expenses shall be paid in equal parts by the Parties.

SEVENTEENTH: This Merger entails the reorganization of YPF pursuant to sections 80 and 81 of the LIG, and sections 172 to 176 of its regulatory decree. For tax purposes and considering the determination of the tax reorganization date, within the scope set out in sections 80 and 81 of the LIG, and sections 172 to 176 of its regulatory decree, January 1, 2021 is defined as the date on which the successor company started performing the activities previously carried out by the predecessor company, and December 31, 2020 as the date on which the latter ceased such activities.

EIGHTEENTH: Finally, the Parties agree that any conflict or controversy arising out of, or in connection with, the application or performance of this Agreement, and any legal effect resulting from the performance hereof, shall be submitted to the jurisdiction of Ordinary Commercial Courts of the Autonomous City of Buenos Aires, expressly waiving any other venue or jurisdiction to which they may be entitled to.

IN WITNESS WHEREOF, the Parties hereto execute two (2) copies of this Agreement in the City of Buenos Aires, on March 4, 2021.

YPF S.A. Pablo Gerardo González President	COMPAÑÍA DE INVERSIONES MINERAS S.A. Carlos A. Alfonsi President

Exhibit I

Special Merger Balance Sheet and Consolidated Merger Annual Report

Exhibit II

Description of YPF’s equity interest in CIMSA

On the date of the Extraordinary Meetings

YPF S.A.	236,474,420+	100%
Shares of common stock with a face value of $ 1 peso each